Exhibit 5.1

August 15, 2025

Evergy Metro, Inc.

1200 Main St

Kansas City, Missouri 64105

Re:	Evergy Metro, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

I have served as Senior Vice President, General Counsel and Corporate Secretary of Evergy Metro, Inc., a Missouri corporation (the “Company”), in connection with the issuance and sale by the Company of $400,000,000 aggregate principal amount of 5.125% Mortgage Bonds, Series 2025 due 2035 (the “Bonds”), covered by the Registration Statement on Form S-3 (No. 333-281614-01) (the “Registration Statement”) filed on August 16, 2024 by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The Bonds were issued under and secured by the General Mortgage and Deed of Trust, dated as of December 1, 1986 (the “Indenture”), between the Company and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (the “Trustee”). The Bonds were sold by the Company pursuant to the Underwriting Agreement, dated August 11, 2025, among the Company, BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein.

In rendering the opinion expressed below, I have examined and relied upon a copy of the Registration Statement and the exhibits filed therewith. I am familiar with the Amended and Restated Articles of Consolidation and the Amended and Restated By-laws of the Company and the resolution of the Board of Directors of the Company relating to the Bonds. I have also examined originals, or copies of originals certified to my satisfaction, of such agreements, documents, certificates and statements of government officials and other instruments, and have examined such questions of law and have satisfied myself as to such matters of fact, as I have considered relevant and necessary as the basis for this opinion letter. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of all persons and the conformity with the original documents of any copies thereof submitted to me for examination. I have also assumed that the Indenture is the valid and binding obligation of the Trustee.

Based on the foregoing, and subject to the qualifications and limitations hereinafter set forth, I am of the opinion that the Bonds are legally issued and constitute the valid and binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency or other laws affecting enforcement of mortgagees’ and other creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

For purposes of this opinion letter, I have further assumed that the Bonds will be governed by the laws of the State of Missouri. I am licensed to practice law in the State of Missouri and the foregoing opinion is limited to the laws of the State of Missouri.

I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to all references to me included in or made a part of the Registration Statement.

Very truly yours,

/s/ Heather A. Humphrey
Heather A. Humphrey
Senior Vice President, General Counsel and Corporate Secretary